FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           For the month of July 2007

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)







The following news release was issued today by The Saudi British Bank (SABB), a 40 per cent indirectly held associate of HSBC Holdings plc.

                              THE SAUDI BRITISH BANK
                      FIRST HALF 2007 RESULTS - HIGHLIGHTS

- Net profit of SAR1,251 million (US$334 million) for the six months ended
  30 June 2007 - down SAR558 million (US$148 million), or 30.8 per cent, compared with SAR1,809 million (US$482 million) for the same period in 2006.

- Net profit of SAR635 million (US$170 million) for the three months ended
  30 June 2007 - down SAR188 million (US$49 million), or 22.8 per cent, compared with SAR823 million (US$219 million) for the same period in 2006.

- Operating income of SAR2,055 million (US$548 million) for the six months ended 30 June 2007 - down SAR573 million (US$153 million), or 21.8 per cent, compared with SAR2,628 million (US$701 million) for the same period in 2006.

- Customer deposits of SAR65.2 billion (US$17.4 billion) at 30 June 2007 - up SAR10.1 billion (US$2.7 billion), or 18.3 per cent, compared with SAR55.1 billion (US$14.7 billion) at 30 June 2006.

- Loans and advances to customers of SAR48.6 billion (US$13.0 billion) at 30 June 2007 - up SAR9.5 billion (US$2.6 billion), or 24.3 per cent, from SAR39.1 billion (US$10.4 billion) at 30 June 2006.

- The bank's investment portfolio totalled SAR16.4 billion (US$4.4 billion) at 30 June 2007 compared with SAR15.3 billion (US$4.1 billion) at 30 June 2006.

- Total assets of SAR85.1 billion (US$22.7 billion) at 30 June 2007 - up SAR12.3 billion (US$3.3 billion), or 16.9 per cent, over 30 June 2006.

- Earnings per share of SAR3.34 (US$0.89) for the six months ended 30 June 2007
  - down 30.8 per cent from SAR4.82 (US$1.29) for the same period in 2006.

Commentary

SABB recorded a net profit of SAR1,251 million (US$334 million) for the six months ended 30 June 2007. This represents a 30.8 per cent decline compared with the first half of 2006. However, net profit in the first half of 2007 increased by 1.6 per cent compared with the second half of 2006.

John Coverdale, managing director of SABB, said: "I am greatly encouraged by the progress that SABB has made during the first half of 2007 especially with regard to core banking activities. The 24.3 per cent increase in loans and advances compared to 30 June 2006, together with customer deposit growth, has generated a sustainable SAR221 million, or 17.3 per cent, increase in net interest income and positions SABB well for the future. Brokerage and mutual funds business continues to be subdued, significantly reducing SABB's first half 2007 profits, but core-banking non-funds income has grown by SAR28 million or 9.2 per cent compared to the first half of 2006.

"Our cost base has reduced by SAR91 million, or 12.4 per cent, due to last year's one-off cost of re-branding the bank and lower 2007 profit-related bonus accruals. Increased bad debts reflect growth in our card and consumer loan book and our penetration of new market sectors. However, overall credit quality is sound, supported by the strong underlying Saudi economy that is also helping to drive high levels of corporate activity, particularly in the construction and infrastructure development sectors.

"The market remains very liquid but SABB has effectively used the increase in customer deposits over the last year to fund loan growth. The bank's capital and liquidity positions remain strong.

"We are pleased to announce that our insurance company, SABB Takaful, has obtained all necessary operating authorisations and began trading on 1 July 2007. This, together with the 2006 formation of our joint venture investment bank, HSBC Saudi Arabia Limited, is a major step towards our goal of becoming a comprehensive provider of financial services to our clients within the Kingdom.

"We thank our customers for their continued support, and our staff for their commitment and contribution to the bank's success."

SABB's Board of Directors has recommended an interim dividend of SAR1.50 per share for the first half of 2007, after the deduction of Zakat.







                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  10 July 2007